UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

Commission File Number: 1-11437

LOCKHEED MARTIN CORPORATION

SALARIED SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Lockheed Martin Corporation

Salaried Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lockheed Martin Corporation

Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, D.C.

June 24, 2014

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2013

(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Investments:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$4,737,141	$—	$21,817,496	$26,554,637
Net assets held in 401(h) account	—	340,670	—	340,670
Receivables:
Participant contributions	—	—	15,026	15,026
Employer contributions	5,113	—	—	5,113
Notes receivable from participants	—	—	235,704	235,704

Total assets	4,742,254	340,670	22,068,226	27,151,150

Liabilities
Administrative expenses payable	—	—	1,985	1,985
Amounts related to obligation of 401(h) account	—	340,670	—	340,670

Total liabilities	—	340,670	1,985	342,655

Net assets reflecting investments at fair value	4,742,254	—	22,066,241	26,808,495
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—	(14,670)	(14,670)

Total net assets available for benefits	$4,742,254	$—	$22,051,571	$26,793,825

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2012

(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Investments:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$3,201,786	$—	$18,612,961	$21,814,747
Net assets held in 401(h) account	—	340,745	—	340,745
Receivables:
Participant contributions	—	—	15,173	15,173
Employer contributions	5,179	—	—	5,179
Notes receivable from participants	—	—	234,353	234,353

Total assets	3,206,965	340,745	18,862,487	22,410,197

Liabilities
Administrative expenses payable	—	—	2,246	2,246
Amounts related to obligation of 401(h) account	—	340,745	—	340,745

Total liabilities	—	340,745	2,246	342,991

Net assets reflecting investments at fair value	3,206,965	—	18,860,241	22,067,206
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—	(87,819)	(87,819)

Total net assets available for benefits	$3,206,965	$—	$18,772,422	$21,979,387

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

(in thousands)

	ESOP Fund	Participant- Directed Investments	Total

Net assets available for benefits at beginning of year	$3,206,965	$18,772,422	$21,979,387

Additions to net assets:
Contributions:
Participant	33,181	857,348	890,529
Employer	284,394	95	284,489

Total contributions	317,575	857,443	1,175,018

Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	1,992,429	3,442,908	5,435,337
Interest income on notes receivable from participants	—	10,935	10,935

Total additions	2,310,004	4,311,286	6,621,290

Deductions from net assets:
Distributions and withdrawals	774,509	1,057,303	1,831,812
Administrative expenses	206	28,737	28,943

Total deductions	774,715	1,086,040	1,860,755

Change in net assets	1,535,289	3,225,246	4,760,535
Transfers from other plans	—	53,903	53,903

Net assets available for benefits at end of year	$4,742,254	$22,051,571	$26,793,825

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of Lockheed Martin Corporation (Lockheed Martin or the Corporation) in groups to which Plan participation is extended by the Corporation, including employees in the U.S. and certain U.S. citizens working abroad. Eligible employees are automatically enrolled in the Plan when they are hired, unless they affirmatively decline to participate.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the Employee Stock Ownership Plan Fund (ESOP Fund) and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.

The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

Plan Merger and Transfer of Assets

On July 19, 2013, the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees (RSP) was merged into the Plan. As a result, net assets of $34,159,000 were transferred to the Plan from the RSP on the merger date. The amount transferred represents participants’ account balances.

Effective January 1, 2010, most salaried employees in the Corporation’s Information Systems & Global Solutions business segment who were participating in the Lockheed Martin Corporation Operations Support Savings Plan (OSSP) stopped participating in the OSSP and began participating in the Plan. In 2011, most of these employees had their account balances transferred from the OSSP to the Plan. Account balances of these employees with outstanding loans in the OSSP were not transferred; however, these account balances are subject to transfer to the Plan when the loans are repaid. During 2013, assets of the OSSP in amount of $14,799,000 were transferred to the Plan.

In addition to the transfers of assets discussed above, net assets of $4,945,000 were transferred to the Plan during 2013, primarily related to the mergers of defined contribution plans associated with certain businesses acquired by the Corporation in 2012.

Contributions

The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, eligible employees can make contributions of up to 25% of the employee’s base salary, subject to regulatory limitations. If automatically enrolled, a participant’s contribution is set at 3% of their base salary in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year up to 8% unless changed by the participant. The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Corporation generally contributes an amount equal to 50% of the first 8% of the participant’s basic contribution. Substantially all employer contributions to the Plan consist of the Corporation’s common stock invested in the ESOP Fund. Participants are immediately vested in all employer contributions.

Participant contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their account balance to the Stable Value Fund during the fourth quarter of each year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant’s direction. A participant’s initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

There were 31,755,856 and 34,653,315 shares of the Corporation’s common stock in the ESOP Fund as of December 31, 2013 and 2012, respectively.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (IRC). The 401(h) arrangement is used by the Corporation to fund in part the Corporation’s portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the IRC, the Plan’s investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds fully benefit-responsive investment contracts (see Note 4). The Plan is required to report fully benefit-responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

3.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as of December 31, 2013 and 2012 per the financial statements to the Form 5500 (in thousands):

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$26,793,825	$21,979,387
Add: Net assets held in 401(h) account per Form 5500 and other(a)	355,340	340,745

Net assets available for benefits per the Form 5500	$27,149,165	$22,320,132

(a)     The 2013 amount includes the adjustment from fair value to contract value for fully benefit-responsive investment contracts of $14,670,000 since these investments are recorded at fair value on the Form 5500 while in the accompanying financial statements these investments are recorded at contract value.

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2013, per the financial statements to the Form 5500 (in thousands):

	Amounts per Financial Statements	401(h) account	Amounts per Form 5500

Interest and dividend income	$—	$6,088	$6,088
Net realized and unrealized loss	—	(5,765)	(5,765)
Administrative expense	—	(398)	(398)

	Amounts per Financial Statements	Differences	Amounts per Form 5500

Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$5,435,337	$(1,353)	$5,433,984
Administrative expenses	(28,943)	26,958	(1,985)
Interest income on notes receivable from participants	10,935	(10,935)	—

Differences in the Plan’s interest in the net investment gain in the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes. The Plan’s interest in the net investment gain in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

4.	Master Trust & 401(h) account

General

The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s interest in the Master Trust’s net assets. The Plan’s interest in the Master Trust’s net assets as of December 31, 2013 and 2012 was 90.54% and 90.22%, respectively.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide that realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts guarantee that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and contract administrative expenses.

In certain circumstances the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The average yield of the synthetic GICs based on actual earnings was approximately 1.49% and 1.01% for the years ended December 31, 2013 and 2012, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 1.45% and 2.04% for the years ended December 31, 2013 and 2012, respectively.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on an annual rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2013 and 2012, there were no such advances payable to the Corporation. Occasionally, the Master Trust and 401(h) account invest in derivative financial instruments for liquidity or asset allocation purposes. At December 31, 2013 and 2012, there were no material investments in derivatives.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

•

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2013 and their appreciation (depreciation) for the year ended December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)

Cash and cash equivalents	$740,972	$—	$—	$740,972	$(31)
Equity:
U.S. equity securities	2,451,804	—	—	2,451,804	606,780
U.S. equity securities - Lockheed Martin	6,648,103	—	—	6,648,103	2,568,947
International equity securities	566,954	—	—	566,954	61,580
Commingled equity funds	1,738,218	10,287,343	—	12,025,561	2,408,388
Fixed income:
Corporate debt securities	—	99,553	—	99,553	(5,670)
U.S. Government securities	—	1,002,045	—	1,002,045	(63,188)
Other fixed income securities	74,758	5,762,505	—	5,837,263	(58,225)
Alternative investments:
Wrap contract	—	—	956	956	(323)

Total Investment Assets at Fair Value	$12,220,809	$17,151,446	$956	$29,373,211	$5,518,258

Payables, net				(37,837)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(16,201)

Total net assets				$29,319,173

Interest and dividend income earned by the Master Trust for the year ended December 31, 2013 was $422,532,000.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$801,678	$—	$—	$801,678
Equity:
U.S. equity securities	2,318,655	—	—	2,318,655
U.S. equity securities - Lockheed Martin	4,491,512	—	—	4,491,512
International equity securities	479,775	—	—	479,775
Commingled equity funds	2,537,140	8,632,264	—	11,169,404
Fixed income:
Corporate debt securities	—	95,215	—	95,215
U.S. Government securities	—	1,701,640	—	1,701,640
Other fixed income securities	6,763	3,156,228	—	3,162,991
Alternative investments:
Wrap contract	—	—	1,279	1,279

Total Investment Assets at Fair Value	$10,635,523	$13,585,347	$1,279	$24,222,149

Payables, net				(33,312)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(97,353)

Total net assets				$24,091,484

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The fair value of the wrap contract of $956,000 and $1,279,000 at December 31, 2013 and 2012, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value during 2013 was primarily due to unrealized losses.

The Master Trust recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2013, there were no transfers between Levels 1, 2, and 3.

401(h) account

The assets in the 401(h) account are held outside the Master Trust in a separate trust. The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$109,619	$—	$—	$109,619
Equity:
U.S. equity securities	66,592	—	—	66,592
International equity securities	37,786	—	—	37,786
Commingled equity funds	21,449	—	—	21,449
Fixed income:
U.S. Government securities	—	100,984	—	100,984
Other fixed income securities	—	1,412	1,387	2,799

Total assets	$235,446	$102,396	$1,387	$339,229

Receivables, net				1,441

Total net assets				$340,670

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$100,571	$—	$—	$100,571
Equity:
U.S. equity securities	53,127	—	—	53,127
International equity securities	36,277	18	—	36,295
Commingled equity funds	32,385	—	—	32,385
Fixed income:
U.S. Government securities	—	114,776	—	114,776
Other fixed income securities	—	322	2,162	2,484

Total assets	$222,360	$115,116	$2,162	$339,638

Receivables, net				1,107

Total net assets				$340,745

The following table presents the changes during 2013 in the fair value of 401(h) account assets categorized as Level 3 in the preceding tables (in thousands) :

	Balance, beginning of year	Realized gains	Unrealized losses	Purchases	Sales	Settlements	Balance, end of year
Other fixed income securities	$2,162	$83	$(49)	$862	$(1,104)	$(567)	$1,387

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The 401(h) account recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2013, there were no transfers between Levels 1, 2, and 3.

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. International equity securities categorized as Level 2 are not traded on an active exchange, or if the closing price is not available, the Trustee obtains corroborated, indicative quotes from a pricing vendor, broker, or investment manager.

Commingled equity funds are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (e.g., purchases or sales activity). These funds may be redeemed on a daily or monthly basis, depending upon notification requirements, liquidity, and other matters.

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. Other fixed income securities are categorized at Level 3 when valuations using observable inputs are unavailable. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.

Other fixed income securities in the Master Trust categorized as Level 2 also include the Stable Value Fund. Securities within the Stable Value Fund for which market quotations are readily available are valued in accordance with such market quotations. If market quotations are not available with respect to any such security, the fair value of the security is determined in good faith by the issuer of the Stable Value Fund.

Individual assets of the synthetic GICs categorized as Level 2 are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GICs is determined by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. Also, the Master Trust owes the Corporation $1,000,000 and $1,200,000 as of December 31, 2013 and 2012, respectively, for certain expenses incurred by the Corporation in providing services to the Plan.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the Trustee of the 401(h) account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust held 44,675,225 and 48,627,663 shares of the Corporation’s common stock as of December 31, 2013 and 2012, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $220,238,000 for the year ended December 31, 2013.

Lockheed Martin Corporation Salaried Savings Plan

Notes to Financial Statements (continued)

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: Government Short Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

The 401(h) account invests in common stock of the ING Groep NV, the parent company of the recordkeeper. Therefore, investments in ING Groep NV common stock are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

6.	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 17, 2013, that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	401(h) account **
	U.S. Government Securities
	CMO Small Business Admin Gtd Dev Partn Ctf 5.49% 02/01/27	279	$278	$305
	Small Business Admin Gtd Dev Partn CD 5.24% Due 1-23/02-1-10	154	154	166
	Small Business Admin Gtd Dev Partn Ctf 5.31% Due 08-01-2022	87	90	95
	Small Business Admin Gtd Dev Partn Ctf 5.1% Due 09-01-2023	100	100	107
	Small Business Admin Gtd Dev Partn Ctf 5.35% Due 02-01-2026	235	235	257
	U.S. Treasury Bonds 0.625% Due 02-15-2043	1,300	1,097	1,015
	U.S. Treasury Bonds 2.125% Due 02-15-2041	2,090	2,768	2,505
	U.S. Treasury Bonds 2.75% Due 08-15-2042	1,775	1,772	1,406
	U.S. Treasury Bonds 2.875% Due 05-15-2043	1,140	987	924
	U.S. Treasury Bonds 3.125% Due 02-15-2043	2,465	2,258	2,111
	U.S. Treasury Bonds 3.625% Due 08-15-2043	3,075	3,037	2,904
	U.S. Treasury Bonds 4.25% Due 11-15-2040	4,735	4,662	5,039
	U.S. Treasury Bonds 4.375% Due 05-15-2040	2,340	2,960	2,692
	U.S. Treasury Bonds 4.75% Due 02-15-2041	6,865	8,271	7,449
	U.S. Treasury Bonds 5.081% Due 04-15-2028	1,565	2,788	2,990
	U.S. Treasury Bonds 6% Due 02-15-2026	3,220	4,280	4,111
	U.S. Treasury Bonds 6.25% Due 05-15-2030	2,460	3,330	3,286
	U.S. Treasury Bonds 5.375% Due 02-15-2031	2,905	3,765	3,560
	U.S. Treasury Bonds 4.375% Due 05-15-2041	1,015	1,219	1,322
	U.S. Treasury Bonds 6.25% Due 08-15-2023	2,640	3,673	3,505
	U.S. Treasury Bonds 6.375% Due 08-15-2027	2,075	1,999	1,641
	U.S. Treasury Bonds 2.75% Due 11-15-2042	1,495	1,587	1,784
	U.S. Treasury Bonds 3.875% Due 08-15-2040	27,025	28,437	27,033
	U.S. Treasury Inflation Indexed Bonds 1.75% Due 01-15-2028	2,935	3,022	3,363
	U.S. Treasury Inflation Indexed Bonds 2.00% Due 01-15-2026	1,055	1,398	1,503
	U.S. Treasury Inflation Indexed Bonds 2.375% Due 01-15-2025	765	818	731
	U.S. Treasury Inflation Indexed Bonds 2.625% Due 07-15-2017	2,740	3,295	3,473
	U.S. Treasury Inflation Indexed Notes 0.125% Due 01-15-2022	1,460	1,813	1,849
	U.S. Treasury Inflation Indexed Notes 0.125% Due 04-15-2018	520	531	536
	U.S. Treasury Inflation Indexed Notes 0.125% Due 04-15-2016	220	219	216
	U.S. Treasury Inflation Indexed Notes 1.25% Due 07-15-2020	4,975	5,371	5,404
	U.S. Treasury Inflation Indexed Notes 1.875% Due 07-15-2015	910	1,086	1,141
	U.S. Treasury Inflation Indexed Notes 2.00% Due 01-15-2016	1,115	1,187	1,106
	U.S. Treasury Inflation Indexed Notes 2.00% Due 07-15-2014	1,020	1,130	1,073
	U.S. Treasury Inflation Indexed Notes 0.625% Due 07-15-2021	1,895	1,928	2,059
	U.S. Treasury Notes 0.125% Due 01-15-2023	575	592	557
	U.S. Treasury Notes 2.125% Due 08-15-2021	1,395	1,775	1,766

	Total U.S. Government Securities		$103,912	$100,984

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock
	Abb LTD	2,494	$46	$66
	Abbott Laboratories	21,600	615	828
	Accenture PLC	2,500	155	206
	Actavis PLC	1,100	174	185
	Adidas AG	338	43	43
	Aeon Co LTD	3,400	40	46
	Aetna Inc	3,400	222	233
	Agrium Inc	2,161	165	198
	AIA Group LTD	56,255	200	282
	Aisin Seiki Co	1,100	44	45
	Akzo Nobel NV	561	34	44
	Alaska Air Group Inc	5,000	323	367
	Alcatel-Lucent	35,608	121	160
	Allergan Inc	12,906	1,050	1,433
	Allianz SE	1,619	224	291
	Alstom	1,980	86	72
	America Movil SAB	917	20	21
	American Express Co	7,400	405	671
	American International Group Inc	9,400	370	480
	Ameriprise Financial Inc	3,600	237	414
	Amerisourcebergen Corp	7,300	288	513
	Anadarko Petro Corp	3,500	327	278
	Analog Devices Inc	12,111	483	617
	Andritz AG	1,060	41	67
	Anglo American	1,888	47	41
	Anheuser Busch Inbev	11,795	875	1,256
	Apple Inc	2,896	1,251	1,625
	Asahi Group Holdings LTD	700	15	20
	Asciano LTD	9,753	52	50
	ASML Holding NV	1,952	93	183
	Astellas Pharma	600	24	36
	Astrazeneca	5,139	251	304
	AT&T Inc	6,400	168	225
	ATCO LTD	1,252	56	55
	Aurizon Holdings LTD	19,380	80	85
	Australia and New Zealand Banking Group	7,121	181	206
	Avago Technologies LTD	8,100	349	428
	Aviva	4,242	27	32
	Baidu Inc	750	127	133
	Balfour Beatty	3,134	11	15

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Banco Bradesco SA	10,497	$157	$131
	Banco Santander	17,731	132	159
	Bank of America Corp	37,100	454	578
	Bank of Montreal	1,190	73	79
	Bank of Nova Scotia	1,516	84	95
	Bank of Yokohama	6,000	28	33
	Barclays	43,181	182	194
	Barrick Gold Corp	2,357	81	42
	BASF	1,935	188	207
	Baxter International Inc	4,309	185	300
	Bayer AG	4,386	348	616
	Bayerische Motoren Werke AG	923	96	108
	BBVA	8,963	89	111
	BCE Inc	3,956	165	171
	Bed Bath & Beyond Inc	4,428	255	356
	Belgacom SA	2,015	54	60
	Berkshire Hathaway Inc	8,761	692	1,039
	BG Group PLC	19,487	433	419
	BHP Billiton LTD	5,112	173	174
	BHP Billiton PLC	4,948	145	153
	Biogen Idec Inc	2,528	409	707
	Blackrock Inc	762	132	241
	BNP Paribas	3,315	147	258
	Boeing Co	4,014	303	548
	BP PLC	89,878	659	727
	Brambles LTD	4,729	31	39
	Bridgestone Corp	1,400	35	53
	British American Tobacco	3,969	206	213
	British Sky Broadcasting Group	3,850	40	54
	Broadcom Corp	12,800	346	380
	BT Group	7,519	26	47
	Burberry Group	1,444	36	36
	Canon Inc	5,200	228	165
	Capital One Financial	4,100	290	314
	Celestica Inc	3,506	39	36
	Central Japan Railway	600	81	71
	Centrica	13,983	80	81
	Chevron Corp	5,700	451	712
	China Life Insurance Company LTD	595	24	28
	China Mobile LTD	370	20	19

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Chubb Corp	2,400	$131	$232
	Chubu Electric Power Co Inc	3,200	48	41
	Chunghwa Telecom Co LTD	1,156	37	36
	Cie Financiere Richemont SA	4,265	238	426
	Cisco Systems Inc	18,200	365	409
	Citigroup Inc	9,993	405	521
	Citrix System Inc	10,100	581	639
	Clariant AG	4,400	76	81
	Coca Cola Co	16,100	479	665
	Colgate-Palmolive Co	9,300	400	606
	Coloplast AS	709	41	47
	Comcast Corp	13,349	569	666
	Comerica Inc	2,600	81	124
	Commonwealth Bank of Australia	1,841	99	128
	Compagnie de Saint Gobain SA	2,500	129	138
	Compass Group	6,363	64	102
	Consol Energy Inc	6,200	221	236
	Costco Wholesale Corp	3,800	251	452
	Covidien PLC	10,396	478	708
	Credit Suisse AG	7,945	249	244
	CVS Caremark Corp	5,200	166	372
	D R Horton Inc	23,042	497	514
	Daimler AG	543	46	47
	Daiwa Securities Group Inc	16,000	148	160
	Danone SA	1,012	67	73
	DBS Group Holdings	11,426	134	155
	Denso Corp	700	23	37
	Deutsche Bank AG	2,470	114	118
	Deutsche Post AG	1,259	31	46
	Deutsche Telekom AG	8,819	108	151
	Diageo PLC	8,128	199	269
	DNB ASA	8,200	100	147
	Don Quijote Holdings Co LTD	2,700	103	164
	E.On SE	5,993	113	111
	Eagle Material Inc	2,400	165	186
	East Japan Railway Co	1,500	109	120
	Eastman Chemical Co	2,900	202	234
	Ebara Corp	25,700	138	165
	Ebay Inc	10,900	469	598
	Eli Lilly & Co	1,187	45	61

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	EMC Corp	44,412	$1,114	$1,117
	Empire Company	856	67	58
	Enel Spa	6,665	28	29
	Ericsson	4,640	51	57
	Essilor International SA	260	23	28
	Estee Lauder Companies Inc	9,100	621	685
	Exxon Mobil Corp	12,652	951	1280
	Familymart Co	900	37	41
	Fanuc Corp	200	31	37
	Ford Motor Co	19,400	226	299
	Fortescue Metals Group LTD	4,828	25	25
	Fresenius SE&KGaA	1,620	145	249
	Franklin Resources Inc	4,600	225	266
	Gazprom Sponsor	5,221	48	45
	GDF Suez	5,530	150	130
	General Motors Co	4,800	170	196
	General Dynamics Corp	1,300	88	124
	General Electric Co	37,900	770	1062
	Gilead Sciences Inc	10,600	682	797
	Glaxosmithkline PLC	10,148	232	271
	Glencore Xstrata PLC	71,369	430	370
	Google Inc	1,472	1042	1650
	Hanesbrands Inc	3,600	181	253
	HCC Insurance Holdings Inc	2,600	73	120
	Heineken NV	976	52	66
	Helmerich & Payne Inc	3,683	268	310
	Hennes & Mauritz	2,053	69	95
	Hewlett Packard Co	22,000	516	616
	Hitachi	12,463	79	94
	Home Depot Inc	4,188	141	345
	Hon Hai Precision	2,648	15	14
	Honda Motor Co	6,600	260	272
	Honeywell International Inc	9,689	578	885
	Hoya Corp	2,200	55	61
	HSBC Holdings	31,654	317	347
	Huntington Bancshares Inc	25,600	215	247
	Iamgold Corp	7,623	78	25
	Iberdrola SA	15,296	89	98
	Imperial Tobacco	4,000	154	155
	Inditex	255	34	42

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Industrial & Commercial Bank of China LTD	169,000	$114	$114
	Infineon Technologies AG	18,900	148	202
*	ING Groep NV	8,506	77	118
	Inpex Corporation	3,700	50	47
	Intact Financial Corp	892	53	58
	Intercontinental Hotels	1,078	36	36
	Intuit	7,121	450	543
	Investor AB	1,956	40	67
	Itochu Corp	3,500	44	43
	ITV	77,300	123	248
	Japan Tobacco Inc	9,900	294	322
	Jardine Matheson Holdings	2,400	133	126
	Johnson & Johnson	3,529	215	323
	Johnson Controls Inc	8,146	261	418
	JP Morgan Chase & Co	11,400	462	667
	Julius Baer Group	869	31	42
	Juniper Networks Inc	19,600	361	442
	Kansai Electric Power Co	3,300	45	38
	Kao Corp	2,900	95	91
	KBC Groep	4,600	137	261
	Kddi Corp	3,500	149	215
	Keppel Corp	13,900	94	123
	Keyence Corp	518	133	222
	Kirin Holdings Co	6,000	91	86
	Komatsu	1,300	34	26
	Koninklijke Ahold NV	3,065	53	55
	Koninklijke Dsm NV	19	1	1
	Koninklijke Philip	8,555	253	314
	Korea Electric Power Corp	1,930	24	32
	Kubota Corp	12,300	112	204
	Kyocera Corp	1,200	54	60
	Las Vegas Sands Corp	2,400	174	189
	Lawson Inc	500	39	37
	Legrand SA	3,600	153	199
	Liberty Global PLC	6,093	460	514
	Lloyds Banking Group	244,800	170	320
	London Stock Exchange Group	1,763	38	51
	L’Oreal	528	74	93
	Luxottica Group	527	28	28
	LVMH Moet Hennessy Louis Vuitton SA	476	78	87

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Marathon Petroleum Corp	3,350	$185	$307
	Markel Corp Holding Co	1,231	547	714
	Marubeni Corp	4,000	31	29
	Mckesson Corp	2,192	360	354
	Mediaset	40,800	128	194
	Merck & Co Inc	1,017	49	51
	Merck KGAA	450	59	81
	MGM China Holdings LTD	11,600	37	50
	Michelin (CGDE)	3,228	239	344
	Mitsubishi Corp	2,800	60	54
	Mitsubishi Heavy Industries	7,000	43	43
	Mitsubishi UFJ Financial Group	30,499	150	201
	Mitsui & Co LTD	3,400	50	47
	Mizuho Financial Group	67,600	143	147
	Mondelez International Inc	40,488	932	1,429
	Monsanto Co	6,000	431	699
	Morgan Stanley	8,000	219	251
	MTN Group LTD	250	5	5
	Muenchener Rueckve	92	18	20
	National Australia Bank	4,300	113	134
	National Grid	8,656	101	113
	National Oilwell Varco	1,800	139	143
	Neopost	114	10	9
	Nestle SA	5,962	350	438
	Netapp Inc	10,300	439	424
	Newcrest Mining LTD	2,425	52	17
	Nextera Energy Inc	4,500	248	385
	Nike Inc	12,662	561	996
	Nintendo Co LTD	200	18	27
	Nippon Telegraph & Telephone Corp	3,100	149	167
	Nissan Motor Co LTD	12,900	137	108
	Nordea Bank AB	5,665	64	76
	Nordstrom Inc	1,900	72	117
	Novartis AG	9,431	582	755
	Novo-Nordisk AS	1,150	181	211
	NTT Docomo Inc	10,800	164	177
	Occidental Petroleum Corp	18,152	1,447	1,726
	Oracle Corp	26,823	733	1,026
	Orange	7,587	154	94
	Orix Corp	4,240	45	75

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Osaka Gas Co LTD	18,000	$77	$71
	OSRAM Licht AG	102	3	6
	Owens Corning	8,800	356	358
	Pan American Silver Corp	1,776	36	21
	Partners Group Holding	163	35	44
	Pearson	1,564	24	35
	Pentair LTD	3,500	219	272
	Pepsico Inc	15,549	1,062	1,290
	Petsmart Inc	1,600	79	116
	Pfizer Inc	9,600	175	294
	Philip Morris International	4,500	405	392
	Portugal Telecom SGPS	5,879	29	26
	Potash Corp Saskatchewan Inc	10,200	398	336
	Prada Spa	17,600	101	157
	Praxair Inc	3,854	322	501
	Proassurance Corp	2,000	87	97
	Procter & Gamble	13,828	886	1,126
	Prudential Financial Inc	5,400	320	498
	Prudential PLC	18,179	198	403
	Qualcomm Inc	17,886	835	1,328
	Ralph Lauren Corp	2,622	442	463
	Randgold Resources	404	33	25
	Recall Holdings LTD	945	3	3
	Reckitt Benckiser Group PLC	1,827	112	145
	Renault SA	1,800	124	145
	Rentokil Initial	83,200	147	160
	Resona Holdings	6,100	32	31
	Rio Tinto LTD	9,557	547	547
	Roche Holdings AG Genusscheine	1,752	335	491
	Rolls Royce Holdings	12,834	230	271
	Ross Stores Inc	4,000	196	300
	Royal Bank of Canada	1,509	83	101
	Royal Dutch Shell	11,621	395	431
	RWE AG	753	22	28
	Ryohin Keikaku Co	1,900	153	206
	Sabmiller PLC	2,308	117	119
	Sainsbury PLC	4,321	27	26
	Sandisk Corp	2,700	167	190
	Sands China LTD	3,600	20	29
	Sandvik AB	2,818	39	40

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Sanofi	6,627	$531	$705
	Santen Pharmceutical Co	800	29	37
	SAP AG	3,515	220	302
	Schlumberger LTD	7,248	505	653
	Seadrill LTD	4,847	164	198
	Sensata Technologies Holdings	10,597	406	411
	Seven & I Holdings Co LTD	2,800	87	111
	SGS SA	99	161	228
	Shaw Communications	3,776	93	92
	Shin-Etsu Chemical	600	32	35
	Shire PLC	3,690	121	174
	Shoppers Drug Mart Company	1,106	50	61
	Siemens AG	1,192	125	163
	Singapore Telecommunications	16,000	39	46
	SJM Holdings LTD	24,698	61	83
	Skand Enskilda Banken	2,946	27	39
	Skanska AB	1,622	30	33
	SMC Corp	600	98	151
	Smith & Nephew	8,922	90	127
	Sodexho	465	34	47
	Softbank Corp	4,500	160	394
	SPX Corp	2,100	162	209
	SSE PLC	2,894	67	66
	St. Jude Medical Inc	7,989	302	495
	Standard Chartered PLC	9,261	227	209
	Starbucks Corp	10,746	521	842
	State Street Corp	8,022	538	589
	Statoil ASA	11,045	258	268
	Stryker Corp	5,300	291	398
	Sumitomo Corp	4,300	56	54
	Sumitomo Mitsui Financial Group	11,599	451	598
	Sumitomo Mitsui Trust Holdings Inc	18,840	86	99
	Suzuki Motor Corp	2,600	62	70
	Svenska Cellulosa AB	3,087	78	95
	Svenska Handelsbkn	830	34	41
	Swatch Group	45	26	30
	Swedbank AG	1,507	25	42
	Swedish Match	785	25	25
	Swisscom AG	111	56	59
	Syngenta AG	1,055	331	422

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Takeda Pharmaceutical Co	1,200	$56	$55
	TE Connectivity LTD	4,300	214	237
	Teck Resources LTD	2,701	64	70
	Tele2 AB	12,100	147	137
	Telefonica SA	10,742	171	175
	Telenor ASA	2,049	37	49
	Teliasonera AB	8,033	64	67
	Telstra Corp LTD	19,760	92	93
	Telus Corp	1,711	53	59
	Tesco	23,360	139	129
	Teva Pharmaceutical Industries	8,425	405	338
	The Priceline Group Inc	345	328	401
	Thermo Fisher Corp	9,938	672	1,107
	TJX Companies Inc	8,700	268	554
	Tokio Marine Holdings Inc	7,600	217	254
	Tokyo Gas Co LTD	16,000	87	79
	Total SA	11,344	599	696
	Toyo Suisan Kaisha	1,000	31	30
	Toyota Motor Corp	8,100	414	495
	Transalta Corp	4,423	84	56
	Transcanada Corp	1,417	62	65
	Transdigm Group Inc	4,309	644	694
	Treasury Wine Estates	43,500	240	188
	Turkiye Garanti Bankasi	3,494	14	11
	Twenty-First Century Fox Inc	21,277	583	749
	Tyson Foods Inc (Delaware)	12,000	343	402
	UBS AG	8,249	147	157
	Unicharm Corp	700	44	40
	Unicredit SPA	27,000	167	200
	Unilever N V New York	10,955	420	441
	Unilever NV CVA	4,382	156	177
	Unilever PLC	7,375	217	303
	Union Pacific Corp	2,541	253	427
	United Parcel Service Inc	8,500	604	893
	United Technologies Corp	6,230	445	709
	United Health Group Inc	6,400	233	482
	Universal Health Services Inc	5,800	364	471
	United Oversea Bank	3,000	53	50
	Visa Inc	5,019	414	1,118
	Vivendi SA	3,284	81	87

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Common Stock (continued)
	Vodafone Group	172,142	$494	$676
	Volvo AB	11,600	164	152
	Wal-Mart De Mexico	711	20	19
	Walt Disney Co	17,004	615	1,299
	Wells Fargo & Co	28,100	933	1,275
	Wesfarmers LTD	2,273	80	90
	West Japan Railway	2,100	94	91
	Westpac Banking Corp	3,156	76	91
	Wirecard AG	5,584	83	221
	WM Morrison Supermarkets PLC	22,981	99	99
	Woolworths LTD	1,811	50	55
	WPP PLC	17,500	192	400
	Wynn Macau LTD	22,083	61	100
	Yamada Denki Co LTD	5,900	26	19
	Yamato Holdings	1,200	25	24
	Zurich Insurance Group AG	455	99	132

	Total Common Stock		$78,259	$101,709

	Preferred Stock
	Itau Unibanco Holding SA	2,116	$29	$29
	Petroleo Brasileiro Petrobras SA	1,387	25	20
	Rolls Royce Holdings	1,103,724	—	2
	Volkswagen AG	1,006	207	283

	Total Preferred Stock		$261	$334

	Value of Interest in Registered Investment Companies
	China Large-Cap ETF	2,740	$98	$105
	Ishares Core MSCI Emerging Markets ETF	141,200	7,300	7,033
	Ishares India 50 ETF	1,027	23	24
	Ishares MSCI Germany ETF	4,143	131	132
	Ishares MSCI Malaysia Free ETF	670	10	10
	Ishares MSCI South Korea Capped ETF	7,571	436	490
	Ishares MSCI Switzerland Capped ETF	9,970	319	329
	Ishares MSCI United Kingdom ETF	2,279	47	47
	MSCI Emerging Markets Index Fund	13,678	552	571
*	Northern Institutional Funds Government Portfolio	97,888,821	97,889	97,889
	Powershares DB Commodity Index Tracking Fund	55,000	1,521	1,411
	S&P Latin America 40 Index Fund	156	7	6
	Van Eck International Investor Gold Fund	104	3	1
	Vanguard FTSE Developed Markets ETF	270,300	8,779	11,266

	Total Value of Interest in Registered Investment Companies		$117,115	$119,314

Lockheed Martin Corporation Salaried Savings Plan

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)***

(in thousands, excluding shares or units)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value

	Cash	—	$12,010	$12,010

	Other Investments
	American Tower Corp	18,696	$1,182	$1,492
	Brazil 10% Bonds due 01/01/2017	2,155	914	907
	Brazil 10% Treasury Notes due 01/01/2021	425	199	165
	Brazil 6% Index-Linked Notes due 05/15/2045	75	98	71
	Brookfield Renewable Energy Partners LP	892	24	23
	Extra Space Storage Inc Com	3,800	162	160
	Germany1.5% Bonds due 02/15/2023	200,000	266	268
	Mexico 3.5% Bonds Due 12/14/2017	21,950	911	918
	Mexico 7.75% Notes Due 11/13/2042	20,900	161	163
	Mexico 8.5% Bonds Due 11/18/2038	36,050	317	306
	Mirvac Group Stapled Securities	61,238	82	92
	Simon Property Group Inc	1,600	153	244
	SL Green Realty Corp	2,000	179	185
	Stockland Stapled Units	20,604	77	67
	Westfield Group Stapled Units	10,755	104	97

	Total Other Investments		$4,829	$5,158

	Total 401(h) account**		$316,386	$339,509

*	Notes receivable from participants (Interest rates ranging from 3.25% to 10.50%; varying maturities)		$—	$235,704

*	Party-in-interest for which a statutory exemption exists.
**	The 401(h) account’s net assets include interest and dividends receivable of $1,441,000 and pending trades receivable of $16,806,000 and payable of $17,086,000.
***	This schedule reflects the assets held in the 401(h) account and notes receivable from participants and excludes assets held in the Lockheed Martin Corporation Defined Contribution Plans Master Trust.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date: June 24, 2014	by:	/s/ Robin L. LaChapelle
Robin L. LaChapelle, Vice President,
Total Rewards and Performance Management

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm